

November 13, 2017

Tim Van Hauwermeiren
Chief Executive Officer
argenx SE
Willemstraat 5
4811 AH, Breda, the Netherlands

     Re: argenx SE
         Draft Registration Statement on Form F-1
         Filed November 6, 2017
         File No. 377-01775

Dear Mr. Van Hauwermeiren:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael Bison